UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ANSWERS CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
03662X 10 0
(CUSIP Number)
Suzanne Present Marlin Sams Fund, L.P. 645 Fifth Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03662X 10 0	Page 2 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 683,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 683,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 03662X 10 0	Page 3 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 683,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 683,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03662X 10 0	Page 4 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SUZANNE PRESENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 683,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 683,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03662X 10 0	Page 5 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 683,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 683,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03662X 10 0	Page 6 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GLADWYNE MARLIN GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 683,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 683,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 03662X 10 0	Page 7 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MICHAEL SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 683,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 683,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03662X 10 0	Page 8 of 11 Pages

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed by Marlin Sams Fund, L.P., a Delaware limited partnership (the “Fund”), Marlin Sams GenPar, LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”), William M. Sams, a member of the General Partner (“Sams”), Gladwyne Marlin GenPar, LLC, a Delaware limited liability company and a member of the General Partner (“Gladwyne”), Suzanne Present, a member of Gladwyne, and Michael Solomon, a member of Gladwyne (together, the “Reporting Persons”), to amend and supplement the Schedule 13D, dated August 6, 2008, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Answers Corporation, a Delaware corporation (the “Company”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated in its entirety as follows:

An aggregate of 683,000 shares of Common Stock were purchased by the Reporting Persons for an aggregate purchase price of $2,716,757.61. Such shares were purchased using cash on hand.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

(a)	This Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 7,870,538 shares of Common Stock outstanding as of November 5, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2008. Based on calculations made in accordance with Rule 13d-3(d), the Fund, the General Partner, Sams, Gladwyne, Suzanne Present and Michael Solomon may be deemed to beneficially own 683,000 shares of Common Stock, approximately 8.7% of the outstanding shares of Common Stock.

CUSIP No. 03662X 10 0	Page 9 of 11 Pages

SCHEDULE 13D

(b)	This Item 5(b) is hereby amended and restated in its entirety as follows:

(i)                    Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of the 683,000 shares of Common Stock that are directly owned by the Fund.

(ii)                    By virtue of the relationships between and among the Reporting Persons described in Item 2, Sams may be deemed to share the power to direct the voting and disposition of the 683,000 shares of Common Stock directly owned by the Fund.

(iii)                   By virtue of the relationship between and among the Reporting Persons described in Item 2, Gladwyne may be deemed to share the power to direct the voting and disposition of the 683,000 shares of Common Stock directly owned by the Fund.

(iv)                   By virtue of the relationship between and among the Reporting Persons described in Item 2, Suzanne Present may be deemed to share the power to direct the voting and disposition of 683,000 shares of Common Stock directly owned by the Fund.

(v)                    By virtue of the relationship between and among the Reporting Persons described in Item 2, Michael Solomon may be deemed to share the power to direct the voting and disposition of the 683,000 shares of Common Stock directly owned by the Fund.

(c)	This Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days. The dates upon which the Common Stock was purchased, the number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

CUSIP No. 03662X 10 0	Page 10 of 11 Pages

SCHEDULE 13D

Marlin Sams Fund, L.P.
Trade Date	Common Stock	Price Per Share
12/17/2008	158,000	$5.3501

(d)	No material change.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

 Not applicable.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 03662X 10 0	Page 11 of 11 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2008

MARLIN SAMS FUND, L.P.
By: By:	Marlin Sams GenPar, LLC Its general partner Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
By:	/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT
By:	/s/ Suzanne Present

MICHAEL SOLOMON
By:	/s/ Michael Solmon